Management Election Program
On November 22, 2018, the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of Digital Realty Trust, Inc. (the “Company”) adopted a program pursuant to which eligible employees, including the Company’s named executive officers, may elect to receive all or any portion of their annual bonuses otherwise payable in cash in any combination of the following:

(1)	Cash.

(2)
Fully-vested profits interest units of Digital Realty Trust, L.P. (“PIUs”) or fully-vested shares of Company common stock, in either case, having a value (based on the Company’s closing share price on the date of grant) equal to 100% of the annual bonus amount subject to the election.

(3)
Unvested PIUs or unvested restricted stock units covering shares of Company common stock (“RSUs”), in either case, having a value (based on the Company’s closing share price on the date of grant) equal to 125% of the annual bonus amount subject to the election. 50% of each award of unvested PIUs or unvested RSUs (as applicable) will vest on each of the first two anniversaries of the grant date, subject to the participant’s continued service through the applicable vesting date.

Participants must make their elections by a specified date in the year preceding the year in which his or her annual bonus would otherwise be paid. PIUs, shares of Company common stock and RSUs awarded pursuant to elections are expected to be granted when annual equity awards are otherwise granted by the Company during the first quarter of the year following the year in which a participant’s election is made.

Unvested PIUs and unvested RSUs will be subject to accelerated vesting in the event of a change in control of the Company or certain qualifying terminations of employment. In the event of a qualifying termination of employment, the units or shares so accelerated may not be disposed of prior to the date on which such units or shares would have otherwise vested under the award’s original vesting schedule.